October 4, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eric Atallah and Kevin Kuhar

Re:	Ocugen, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 28, 2023 File No. 001-36751
Dear Mr. Atallah and Mr. Kuhar:
Ocugen, Inc. (the “Company,” “we,” or “our”), a Delaware corporation, acknowledges receipt of your comment letter (the “Comment Letter”) dated September 19, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) regarding the above-referenced Form 10-K (the “Form 10-K”), as filed on February 28, 2023. As such, set forth below are responses to the comments in the Comment Letter. To facilitate your Staff’s review, the Company has included the Staff’s comments in bold italics below.
Form 10-K for the Fiscal Year Ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Research and development expense, page 93
1.We note the statement that you do not currently track research and development expenses on a program-by-program basis for indirect and overhead costs. Please revise future filings to disclose the costs incurred program-by-program for those costs that are tracked. Also revise to provide other quantitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations for all periods presented.
Company’s Response:
The Company acknowledges the Staff’s comment requesting additional disclosures in future filings made with the SEC. In future filings, the Company will disclose amounts incurred for research and development (“R&D”) on a program-by-program basis. More specifically, in future filings we will provide new quantitative disclosures that set forth detail with respect to R&D expenses incurred (i.e., by “nature” or “type” of expense). This information will be provided in summary tabular format and resulting subtotals shown in the table will reconcile to total R&D expense shown on the Consolidated Statement of Operations, for all periods presented. Please note that in addition to program-by-program costs, we will also disclose certain other categories of costs that are not directly allocable to a particular program or product candidate.
The Company supplementally advises the Staff that we have prepared an example table outlining our proposal for what will appear in Ocugen’s next relevant filing, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. The example table is provided below. To help facilitate the Staff’s review of our response in the meantime, we have performed an analysis which categorizes R&D costs for the relevant comparative periods (i.e., three months ended September 30, 2022 and nine months ended September 30, 2022) that will be included in our next filing. The results of that analysis are incorporated below, herein. As we have not yet finalized the quarter ended September 30, 2023, we have omitted any information regarding R&D costs from the example table below.
We will include a similar table in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K on a prospective basis. Such a table will be included in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations. We believe that this additional disclosure follows industry practice and will sufficiently address the Commission’s comments.

Results of Operations
Research and development expenses
Research and development costs are expensed as incurred. These expenses represent both internal and external costs, as well as depreciation of assets used for our research and development activities. Internal expenses include the cost of salaries, benefits, and other related costs, including stock-based compensation, for personnel serving in our research and development functions, as well as allocated rent and utilities expenses. External expenses include the cost of development, clinical trials, intellectual property, regulatory compliance, contract manufacturers, and other third-party vendors. Unallocated research and development expenses include certain costs related to employees, rent, depreciation, laboratory supplies, and information technology.
The following table summarizes our research and development expenses by product candidate for the three months ended September 30, 2023 and 2022 (in thousands):

	Three months ended September 30,
	2023	2022	Change
OCU400	[ ]	$1,101	[ ]
OCU410 and OCU410ST	[ ]	975	[ ]
NeoCart	[ ]	35	[ ]
COVAXIN	[ ]	7,030	[ ]
Inhaled mucosal vaccine platform	[ ]	1,005	[ ]
OCU200	[ ]	1,476	[ ]
Unallocated costs:
Research and development personnel costs	[ ]	3,103	[ ]
Facilities and other support costs	[ ]	339	[ ]
Other	[ ]	558	[ ]
Total research and development	[ ]	$15,622	[ ]
The [increase/decrease] in research and development expenses for the three months ended September 30, 2023 was primarily due to:
•[open for explanations]
The following table summarizes our research and development expenses by product candidate for the nine months ended September 30, 2023 and 2022 (in thousands):

	Nine months ended September 30,
	2023	2022	Change
OCU400	[ ]	$2,902	[ ]
OCU410 and OCU410ST	[ ]	1,392	[ ]
NeoCart	[ ]	143	[ ]
COVAXIN	[ ]	10,388	[ ]
Inhaled mucosal vaccine platform	[ ]	1,005	[ ]
OCU200	[ ]	4,035	[ ]
Unallocated costs:
Research and development personnel costs	[ ]	10,711	[ ]
Facilities and other support costs	[ ]	874	[ ]
Other	[ ]	1,094	[ ]
Total research and development	[ ]	$32,544	[ ]

The [increase/decrease] in research and development expenses for the nine months ended September 30, 2023 was primarily due to:
•[open for explanations]
***
We believe that the information contained in this letter, together with our disclosures in subsequent quarterly and annual reports, is responsive to the Staff’s comments. Please contact the undersigned at 302-753-8211 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Michael Breininger

Michael Breininger
Corporate Controller, Interim Chief Accounting Officer
Cc: Shankar Musunuri, Chief Executive Officer